UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	()Form 10-K	()Form 20-F	()Form 11-K	(x)Form 10-Q	()Form 10-D	()Form N-SAR	()Form N-CSR

For Period Ended: September 30, 2011

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

GENETHERA, INC.

Full Name of Registrant:

N/A

Former Name if Applicable

7577 W. 103rd Ave. Suite 212

Address of Principal Executive Office (Street and Number)

Westminster, CO  80021

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

( )	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(x)	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, 10-Q, Form N-SAR, or portion thereof, will be filed on or before the nineteenth calendar day following the prescribed due date; or the subject quarterly of transition report on Form 10-Q, or portion thereof be filed on or before the fifth calendar day following prescribed due date; and

( )	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Management has been unable to complete its financial statements and notes for the quarter ended September 30, 2011 to allow for appropriate review and timely filing of the Company's quarterly report on Form 10-Q for the period then ended without unreasonable effort or expense.  The Registrant anticipates filing its Form 10-Q by the extended due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

                        Tannya L. Irizarry                   303                  439-2085

                        (Name)                                    (Area Code)    (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

( ) Yes    (x) No      Form 10-Q period ending 03/31/2010; Form 10-Q period ending 06/30/2010; Form 10-Q period ending 09/30/2010; Form 10-Q period ending 03/31/2011; Form 10-Q period ending 06/30/2011 and Form 10-Q period ending 09/30/2011; Total: 6 Form 10-Qs.

(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

( ) Yes    (x) No

GENETHERA, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2011	By: /s/ TANNYA L. IRIZARRY
Tannya L. Irizarry
CFO (Interim)